EXHIBIT 99.1

Quarterly Report to Shareholders

TC Energy reports strong results while progressing numerous growth initiatives
Expects to sanction approximately $7 billion of new capital projects in 2021
Modified dividend growth outlook enhances ability to fund substantial new growth opportunities

CALGARY, Alberta – November 5, 2021 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced net income attributable to common shares for third quarter 2021 of $779 million or $0.80 per share compared to net income of $904 million or $0.96 per share for the same period in 2020. Comparable earnings for third quarter 2021 were $1.0 billion or $0.99 per common share compared to $893 million or $0.95 per common share in 2020. TC Energy's Board of Directors also declared a quarterly dividend of $0.87 per common share for the quarter ending December 31, 2021, equivalent to $3.48 per common share on an annualized basis.
"During the first nine months of 2021, our diversified portfolio of essential energy infrastructure assets continued to perform very well and reliably meet North America's growing demand for energy," said François Poirier, TC Energy’s President and Chief Executive Officer. "Comparable earnings of $3.21 per common share were five per cent higher compared to the same period last year while comparable funds generated from operations totaled $5.3 billion. Both amounts reflect the strong performance of our assets and the utility-like nature of our business together with contributions from projects that entered service in 2020 and 2021."
Our results are underpinned by strong demand for our services along with a constant focus on operational excellence. Flows and utilization levels across many of our systems are higher than historical norms despite the ongoing impacts of COVID-19 and energy market volatility. Given the strong performance year-to-date, we now expect full-year 2021 comparable earnings per share to be modestly higher than last year's record results.
"We are advancing our $22 billion secured capital program and working on a substantive number of other similarly high-quality opportunities," continued Poirier. "Importantly, all of our secured capital projects are underpinned by long-term contracts and/or regulated business models highlighting the fundamental need for this critical new infrastructure while at the same time giving us visibility to the earnings and cash flow they will generate as they enter service."
Looking forward, TC Energy expects its industry leading portfolio of secured capital projects to grow substantially in the coming years as it continues to expand, extend and modernize its existing natural gas pipeline network, advances the Bruce Power life extension program and progresses plans to use renewable energy to power certain of its proprietary energy loads. The Company is also working on numerous other renewable energy projects – from pumped hydro storage to solar to wind and progressing new initiatives in carbon transportation and sequestration as well as large-scale hydrogen production hubs. Success in advancing our current slate of secured projects and various other growth initiatives is expected to support long-term growth in earnings before interest, taxes, depreciation and amortization, or EBITDA, as well as earnings and cash flow per share. Given the capital required to prudently fund this program, TC Energy is modifying its dividend growth outlook.
“We are in the midst of an unprecedented period that is providing a significant number of investment opportunities driven by both the growing demand for energy and the transition to a cleaner energy future,” added Poirier. "We expect to sanction approximately $7 billion of new projects in 2021 with a risk-adjusted return profile that is consistent with previous investments and anticipate annual amounts of more than $5 billion will be added to our secured projects portfolio in each of the next several years."

“In order to judiciously fund our attractive suite of growth opportunities, maintain a strong financial position and enhance our already conservative, utility-like dividend payout ratios, we have modified our near-term dividend growth outlook,” continued Poirier. “We now expect to increase our common share dividend at an average annual rate of three to five per cent. While our previous outlook remains affordable and supported by the strong underlying performance of our business, we believe a modest change is prudent given our vast opportunity set. It will allow us to fund a larger portion of our future capital programs through internally generated cash flow, moderate our leverage and continue to deliver superior long-term total shareholder returns.”
TC Energy remains committed to the sustainable development of its business. To be truly sustainable, we will continue to evolve and innovate by finding creative ways to deliver the energy people need while being positive agents of change within our society. Modernizing our existing systems and assets, decarbonizing our own energy consumption, and driving digital solutions and technologies are some of the areas we are focused on while also seeking opportunities to invest in low-carbon energy and infrastructure. We recently released our 2021 Report on Sustainability which includes targets for all our sustainability commitments. Notably we have set Scope 1 and Scope 2 GHG reduction targets, including reducing the emissions intensity from our operations 30 per cent by 2030 and positioning to achieve net zero emissions from our operations by 2050. We are advancing numerous renewable energy projects and proceeding with new ventures, like our partnerships with Pembina Pipeline Corporation to jointly develop a carbon transportation and sequestration system in Alberta, Irving Oil to jointly develop clean energy projects in eastern Canada, and Nikola Corporation to co-develop large-scale hydrogen production facilities in the United States and Canada, while remaining committed to important projects like Bruce Power’s multi-billion dollar life extension and uprate programs which will continue to be a source of significant emission-less power in Ontario for decades to come.
In all our operations and projects, we remain focused on managing and reducing our GHG emissions and building constructive, enduring relationships with our communities and stakeholders. We believe our creativity, technical strength and unparalleled market connectivity provide us the ability to prosper regardless of the pace and direction of energy transition.
Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)
•Third quarter 2021 financial results
◦Net income attributable to common shares of $779 million or $0.80 per common share
◦Comparable earnings of $1.0 billion or $0.99 per common share
◦Comparable EBITDA of $2.2 billion
◦Net cash provided by operations of $1.7 billion
◦Comparable funds generated from operations of $1.6 billion
•Declared a quarterly dividend of $0.87 per common share for the quarter ending December 31, 2021
•Continued to advance our $22 billion secured capital program by investing $1.7 billion in various growth projects
•Began construction on the 2022 NGTL System Expansion Program
•Continued to actively develop projects on our U.S. Natural Gas Pipeline network that will replace and upgrade certain facilities while reducing emissions including the US$0.8 billion WR project on ANR
•Uncontested GTN rate settlement filed with FERC which would set new recourse rates for GTN effective January 1, 2022
•Filed Columbia Gas rate settlement with FERC in October which includes continuation of its modernization program with approval expected in early 2022
•Executed a 15-year Power Purchase Agreement (PPA) in September for 100 per cent of the power produced and the rights to all environmental attributes from the 297 MW Sharp Hills Wind Farm
•Advanced the Bruce Power Unit 6 MCR program on budget and on schedule
•Project 2030 launched by Bruce Power with the goal of achieving a site peak output of 7,000 MW by 2030 in support of climate change targets and future clean energy needs
•Continued to develop a 1,000 MW pumped hydro storage project in Meaford, Ontario which is designed to provide emission-free electricity to the province while reducing greenhouse gas emissions

•Signed a memorandum of understanding in August with Irving Oil to explore the joint development of a series of proposed energy projects focused on reducing greenhouse gas emissions and creating new economic opportunities in New Brunswick and Atlantic Canada
•Partnered with Nikola Corporation in October to collaborate on developing, constructing, operating and owning large-scale hydrogen production facilities in the United States and Canada
•Issued US$1.25 billion of 3-year and US$1.0 billion of 10-year fixed rate Senior Unsecured Notes in October
•Released our 2021 Report on Sustainability in October which includes targets for our sustainability commitments, including reducing the emissions intensity from our operations 30 per cent by 2030 and positioning to achieve net zero emissions from our operations by 2050.
Net income attributable to common shares decreased by $125 million or $0.16 per common share to $779 million or $0.80 per share for the three months ended September 30, 2021 compared to the same period last year. Per share results include the impact of common shares issued for the acquisition of the remaining ownership interests in TC PipeLines, LP in first quarter 2021. Net income attributable to common shares includes a number of specific items that we believe are significant but not reflective of our underlying operations in the period. More information on these items, which are excluded from comparable earnings, can be found in the table entitled "Reconciliation of net income to comparable earnings" in our third quarter MD&A.
Comparable EBITDA of $2.2 billion decreased by $54 million for the three months ended September 30, 2021 compared to the same period in 2020 primarily due to the net effect of the following:
•lower EBITDA from Canadian Natural Gas Pipelines largely attributable to the impact of lower flow-through depreciation and financial charges on the Canadian Mainline, partially offset by increased flow-through depreciation and income taxes along with higher rate-base earnings on the NGTL System
•decreased earnings from Liquids Pipelines as a result of lower contributions from liquids marketing activities, mainly attributable to lower margins
•lower Power and Storage results attributable to decreased earnings at Bruce Power in 2021 due to lower volumes resulting from greater planned outage days and higher operating expenses, partially offset by higher realized power prices
•increased earnings in U.S. Natural Gas Pipelines from Columbia Gas following the application for higher transportation rates effective February 1, 2021 and the settlement-in-principle that was reached on July 28, 2021, subject to refund upon completion of the current rate proceeding
•foreign exchange impact of a weaker U.S. dollar on the Canadian dollar equivalent segmented earnings in our U.S. dollar-denominated operations. U.S. dollar-denominated comparable EBITDA increased by US$53 million to US$1.1 billion compared to 2020, however, this was translated at a rate of 1.26 in 2021 versus 1.33 in 2020.
While the weakening of the U.S. dollar in 2021 compared to the same periods in 2020 had a considerable negative impact on 2021 comparable EBITDA, the corresponding impact on comparable earnings was not significant due to offsetting natural and economic hedges.
Due to the flow-through treatment of certain expenses including income taxes, financial charges and depreciation in our Canadian rate-regulated pipelines, changes in these expenses impact our comparable EBITDA despite having no significant effect on net income.
Comparable earnings of $1.0 billion or $0.99 per common share increased by $79 million or $0.04 per common share for the three months ended September 30, 2021 compared to the same period in 2020 and was primarily the net effect of:
•changes in comparable EBITDA described above
•lower Depreciation and amortization primarily in Canadian Natural Gas Pipelines on the Canadian Mainline, partially offset by higher depreciation on the NGTL System from expansion facilities that were placed in service
•decreased Non-controlling interests following the March 3, 2021 acquisition of all outstanding common units of TC PipeLines, LP not beneficially owned by TC Energy
•higher Interest income and other mainly attributable to realized gains in 2021 compared to realized losses in 2020 on derivatives used to manage our net exposure to foreign exchange rate fluctuations on U.S. dollar-denominated income

•higher Interest expense primarily due to lower capitalized interest as a result of its cessation for the Keystone XL pipeline project following the revocation of the Presidential Permit in January 2021, partially offset by the foreign exchange impact from a weaker U.S. dollar on translation of U.S. dollar-denominated interest.
Comparable earnings per share also reflects the impact of common shares issued for the acquisition of the remaining ownership interests in TC PipeLines, LP in first quarter 2021.
Certain of our businesses generate all or most of their earnings in U.S. dollars and, since we report our financial results in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar directly affect our comparable EBITDA and may also impact comparable earnings. As our U.S. dollar-denominated operations continue to grow, this exposure increases. A portion of the U.S. dollar-denominated comparable EBITDA exposure is naturally offset by U.S. dollar-denominated amounts below comparable EBITDA within Depreciation and amortization, Interest expense and other income statement line items. The balance of the exposure is actively managed on a rolling two-year forward basis using foreign exchange derivatives, however, the natural exposure beyond that period remains. As noted previously, the net impact of the U.S. dollar movements on comparable earnings for the three months ended September 30, 2021 compared to 2020, after considering natural offsets and economic hedges, was not significant.
NOTABLE RECENT DEVELOPMENTS INCLUDE:
Canadian Natural Gas Pipelines
•Coastal GasLink: As a result of scope changes, previous permit delays compared to the original construction schedule and the impacts from COVID-19, including a British Columbia provincial health order, we continue to expect project costs to increase significantly along with a delay to project completion compared to the original project cost and schedule. Coastal GasLink has sought and will continue to mitigate cost increases and schedule delays. Coastal GasLink expects incremental costs will be included in the final pipeline tolls, subject to certain conditions.
Coastal GasLink is in dispute with LNG Canada with respect to the recognition of certain costs and the impacts on schedule. Construction activities continue and, at this time, we do not expect any suspension of these activities while the parties work toward a resolution. During this time, construction is being funded in part by a subordinated demand revolving facility with TC Energy which provides the project with additional short-term funding and financial flexibility and, on which, $840 million was drawn at September 30, 2021. In October 2021, this amount was fully repaid and further draws were made which resulted in an outstanding balance of $175 million at October 29, 2021. As a further interim measure, TC Energy has committed to providing additional temporary financing to the project, if necessary, of up to $3.3 billion as a bridge to a required increase in project-level financing to fund incremental costs. This financing is expected to be provided at market-based returns. While we do not anticipate our future equity contributions will increase significantly, the portion of this temporary financing that will ultimately be required to be contributed as equity by Coastal GasLink LP partners, including us, will be determined by the substance of a resolution with LNG Canada.
•NGTL System: In the nine months ended September 30, 2021, the NGTL System placed approximately $0.5 billion of capacity projects in service.
Construction activities began in September 2021 for the 2022 NGTL System Expansion Program which received federal approval in second quarter 2021. With an estimated capital cost of $1.1 billion, the program will provide incremental capacity to meet firm-receipt and intra-basin delivery requirements and consist of approximately 166 km (103 miles) of new pipeline, one new compressor unit and associated facilities. Anticipated in-service dates commence in fourth quarter 2022.

U.S. Natural Gas Pipelines
•Delivery Market Projects: We are actively developing projects that will replace and upgrade certain facilities while reducing emissions along portions of our pipeline systems in principal delivery markets. The enhanced facilities will improve reliability of the systems and allow for additional transportation services to address growing demand under long-term contracts while reducing direct carbon dioxide equivalent (CO2e) emissions. Consistent with this initiative, the VR project on Columbia Gas has been sanctioned, subject to customary conditions precedent and normal-course regulatory approvals. This project represents an approximate US$0.7 billion capital investment and is targeted to be placed in service during the second half of 2025. In addition, the WR project on ANR has also been sanctioned and will serve markets in the midwestern U.S. This project has an estimated capital cost of approximately US$0.8 billion and is expected to be placed in service in fourth quarter 2025.
•GTN Rate Case Settlement: On September 29, 2021, GTN filed an uncontested rate settlement which would set new recourse rates for GTN effective January 1, 2022 and institute a rate moratorium through December 31, 2023. The revised rates are not expected to have a significant impact on our U.S. Natural Gas Pipelines segment comparable earnings. In addition, GTN must file for new rates no later than April 1, 2024.
•Columbia Gas Section 4 Rate Case: Columbia Gas filed a Section 4 Rate Case with FERC in July 2020 requesting an increase to its maximum transportation rates effective February 1, 2021, subject to refund upon completion of the rate proceeding. On July 28, 2021, Columbia Gas notified FERC that it reached a settlement-in-principle with its customers addressing all remaining issues in the case, including but not limited to the resolution of rates and continuation of Columbia Gas's modernization program. On October 29, 2021, Columbia Gas filed its settlement with FERC, and is now awaiting Commission approval, with 2021 revenues expected to be generally consistent with estimates recorded to date. We expect FERC approval of the settlement in early 2022.
Mexico Natural Gas Pipelines
•Tula and Villa de Reyes: The CFE initiated arbitration in June 2019 for the Tula and Villa de Reyes projects, disputing fixed capacity payments due to force majeure events. Arbitration proceedings are currently suspended through December 31, 2021 while management advances settlement discussions with the CFE.
Liquids Pipelines
•Northern Courier: On September 16, 2021, we announced the sale of our remaining 15 per cent equity interest in Northern Courier Pipeline to Astisiy Limited Partnership, comprised of Suncor and eight Indigenous communities in the Regional Municipality of Wood Buffalo, for gross proceeds of approximately $30 million before post-closing adjustments. The transaction is anticipated to close in fourth quarter 2021, subject to customary closing conditions and the receipt of the required regulatory approvals.

Power and Storage
•Bruce Power Life Extension: The Unit 6 MCR program continues on budget and on schedule. The program is nearing the end of the Inspection Phase and is about to enter the Installation Phase. Preparation of the Unit 3 MCR program, which is the next scheduled MCR outage, continues and Bruce Power expects to submit its final cost and schedule duration estimate to the IESO in fourth quarter 2021.
•Bruce Power Uprate Initiative: Bruce Power recently launched Project 2030 with the goal of achieving a site peak output of 7,000 MW by 2030 in support of climate change targets and future clean energy needs. Project 2030 will focus on continued asset optimization, innovation and leveraging new technology, which could include integration with storage and other forms of energy, to increase the site peak output at Bruce Power.
•Bruce Power Outage: As part of the planned inspections, testing, analysis and maintenance activities at Bruce Power during the current Unit 6 MCR outage and the recently completed Unit 3 planned outage, higher than anticipated readings of hydrogen concentration in pressure tubes were detected. These readings were limited to a very small area of the respective pressure tubes and did not impact safety nor pressure tube integrity as concluded following an assessment of all of the Bruce Power units. On October 9, 2021, Unit 3 returned to service after the Canadian Nuclear Safety Commission approved Bruce Power's restart request following extensive inspections which demonstrated that safety and pressure tube integrity continued to meet regulatory requirements. Bruce Power will be incorporating additional inspections as part of their normal surveillance programs to address the new findings while progressing further programs that demonstrate fitness for service at elevated hydrogen concentration levels.
•Sharp Hills Wind Power PPA: On September 20, 2021, we executed a 15-year PPA for 100 per cent of the power produced and the rights to all environmental attributes from the 297 MW Sharp Hills Wind Farm located in eastern Alberta. The Sharp Hills Wind Farm is anticipated to be operational in 2023, subject to customary regulatory approvals and conditions.
•Ontario Pumped Storage Project: As part of our strategy to capture opportunities that capitalize on the transition to a less carbon-intensive energy mix, we are developing a 1,000 MW pumped hydro storage project in Meaford, Ontario near Bruce Power. Once complete, this facility is designed to provide emission-free electricity to the province while reducing greenhouse gas emissions by an expected 490,000 tonnes and delivering more than $250 million in annual electricity savings to Ontario ratepayers. On July 28, 2021, we reached an agreement with the Department of National Defence that, subject to conditions and regulatory approval, allows for the development of this project on the Meaford base. We will continue to consult with the Saugeen Ojibway Nation, other Indigenous Rightsholders and communities along with other local stakeholders as we continue to advance this project, which remains subject to a number of conditions and approvals, including approval of our Board of Directors.
•Renewable Energy Requests For Information (RFI): Through an RFI process in second quarter 2021, we announced that we were seeking to identify potential contracts and/or investment opportunities in up to 620 MW of wind energy projects, 300 MW of solar projects and 100 MW of energy storage projects to meet the electricity needs of a portion of our U.S. pipeline assets. The project team is currently evaluating proposals, has commenced negotiations and expects to finalize contracts by the end of the year.
Other Energy Transition Developments
•Irving Oil Decarbonization: On August 12, 2021, we signed a memorandum of understanding to explore the joint development of a series of proposed energy projects focused on reducing greenhouse gas emissions and creating new economic opportunities in New Brunswick and Atlantic Canada. Together with Irving Oil, we have identified a series of potential projects for exploration focused on decarbonizing current assets and deploying emerging technologies to reduce overall emissions. The partnership’s initial focus will consider a suite of upgrade projects at Irving Oil’s refinery in Saint John, New Brunswick, with the goal of significantly reducing emissions through the production and use of low-carbon power generation.

•Hydrogen Hubs: On October 7, 2021, we announced a partnership with Nikola Corporation to collaborate on developing, constructing, operating and owning large-scale hydrogen production facilities (hubs) in the United States and Canada. We are actively collaborating to identify and develop projects to establish the infrastructure required to deliver low-cost and low-carbon hydrogen at scale in line with each company’s core objectives.
A key objective of the collaboration is to establish hubs producing 150 tonnes or more of hydrogen per day near highly traveled truck corridors to serve Nikola’s planned need for hydrogen to fuel its Class 8 fuel cell electric vehicles (FCEVs) within the next five years. Our significant pipeline, storage and power assets can potentially be leveraged to lower the cost and increase the speed of delivery of these hubs. This may include exploring the integration of midstream assets to enable hydrogen distribution and storage via pipeline and/or to deliver carbon dioxide to permanent sequestration sites to decarbonize the hydrogen production process.
Corporate
•Common share dividend: Our Board of Directors declared a quarterly dividend of $0.87 per common share for the quarter ending December 31, 2021. The quarterly amount is equivalent to $3.48 per common share on an annualized basis.
•Voluntary Retirement Program (VRP): In mid-2021, we offered a one-time VRP to eligible employees. Participants in the program will retire by December 31, 2021 and receive a transition payment in addition to existing retirement benefits. For the three and nine months ended September 30, 2021, we have expensed a total of $89 million before tax, mainly related to the VRP transition payments, which was included in Plant operating costs and other. Of the total program costs, $71 million was excluded from comparable earnings and $18 million was recorded in Revenues related to costs that are recoverable through regulatory and tolling structures on a flow-through basis.
•Issuance of long-term debt: On October 12, 2021, TCPL issued US$1.25 billion of Senior Unsecured Notes due in October 2024 bearing interest at a fixed rate of 1.00 per cent and US$1.0 billion of Senior Unsecured Notes due in October 2031 bearing interest at a fixed rate of 2.50 per cent.
Teleconference and Webcast
We will hold a teleconference and webcast on Friday, November 5, 2021 to discuss our third quarter 2021 financial results. François Poirier, President and Chief Executive Officer; Joel Hunter, Executive Vice-President and Chief Financial Officer; and other members of the executive leadership team will discuss TC Energy's financial results and company developments at 9 a.m. (MDT) / 11 a.m. (EDT).
Members of the investment community and other interested parties are invited to participate by calling 1.800.319.4610. No pass code is required. Please dial in 15 minutes prior to the start of the call. A live webcast of the teleconference will be available on TC Energy's website at www.TCEnergy.com/events or via the following URL: http://www.gowebcasting.com/11358.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EST) on November 12, 2021. Please call 1.855.669.9658 and enter pass code 7145.
The unaudited interim condensed consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available on our website at www.TCEnergy.com and will be filed today under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.
About TC Energy
We are a vital part of everyday life – delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens – we’re there. Guided by our core values of safety, innovation, responsibility, collaboration and integrity, our 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.
TC Energy's common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at www.TCEnergy.com.

Forward-Looking Information
This release contains certain information that is forward-looking, including the sustainability commitments and targets contained in our 2021 Report on Sustainability and our GHG Emissions Reduction Plan, and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov and the "Forward-looking information" section of our 2021 Report on Sustainability and our GHG Emissions Reduction Plan which are available on our website at www.TCEnergy.com.
Non-GAAP Measures
This release contains references to non-GAAP measures, including comparable earnings, comparable earnings per common share, comparable EBITDA and comparable funds generated from operations, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. For more information on non-GAAP measures, refer to TC Energy's most recent Quarterly Report to Shareholders.

Media Inquiries:
Jaimie Harding / Hejdi Carlsen
media@tcenergy.com
403.920.7859 or 800.608.7859

Investor & Analyst Inquiries:
David Moneta / Hunter Mau
investor_relations@tcenergy.com
403.920.7911 or 800.361.6522